August 1, 2007

VIA EDGAR TRANSMISSION, FAX TO 202-772-9368 AND REGULAR MAIL

MS. TRACEY MCKOY, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
1 Station Place, N.E.
Washington, D.C.   20549-7010

Re: Congoleum Corporation Form 10-K for the fiscal year ended
        December 31, 2006
        File No. 1-13612

Dear Ms. McKoy:

This letter sets forth the responses of Congoleum Corporation, a Delaware corporation (the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth the Staff's letter dated June 4, 2007 (the "Comment Letter") regarding the above-referenced Annual Report on Form 10-K (the "Annual Report"). For the convenience of the Staff, we have set forth in this letter (in italics) each of the Staff's comments that were included in the Comment Letter and numbered each of the responses to those comments included herein to correspond with the respective comment number from the Comment Letter. Capitalized terms used in our responses below but not defined therein have the meanings given in the Annual Report. All references to page numbers and captions correspond to the page numbers and captions in the Annual Report.

1.   TELL US WHAT EFFORTS YOU HAVE MADE TO ESTIMATE THE ENTIRE AMOUNT OF THE
      GROSS OBLIGATIONS YOU (OR EVENTUALLY THE TRUST) WILL INCUR RELATED TO
      ASBESTOS LIABILITIES. IN OTHER WORDS, NOTWITHSTANDING YOUR ACCOUNTING
      POLICY, WHAT IS THE ENTIRE ESTIMATED OBLIGATION FOR:

      o   CLAIMS DETERMINED UNDER THE CLAIMANT AGREEMENT;

      o   CLAIMS BY CLAIMANTS WHOSE CLAIMS WERE NOT DETERMINED UNDER THE
             CLAIMANT AGREEMENT, BUT WERE TABULATED UNDER YOUR FOURTH PLAN;

      o   ANY CHANGES RELATED TO THE ABOVE TWO CATEGORIES AS OF THE MOST
             RECENT REPORTING DATE;

Re: Congoleum Corporation Form 10-K for the year ended December 31, 2006 File
      No. 1-13612
      Page 2

      o   ANY OTHER KNOWN CLAIMS ASSERTED SINCE THE FOURTH PLAN TABULATION AS
            OF THE MOST RECENT REPORTING DATE;

      o   ESTIMATED, BUT UNASSERTED CLAIMS AS OF THE MOST RECENT REPORTING
            DATE.

      WITH A VIEW TOWARDS ENHANCED DISCLOSURES, TELL US WHETHER YOU HAVE
      ESTIMATED SUCH AMOUNTS, AND IF NOT, PLEASE ADVISE US AS TO YOUR EFFORTS IN
      THIS REGARD.

Prior to filing for bankruptcy on December 31, 2003, Congoleum annually retained
a recognized consulting firm to estimate its asbestos liabilities. This was last
done in connection with preparation of the 2002 financial statements. The
consultant estimated Congoleum's minimum liability for 56,567 known claimants at
December 31, 2002 was $310 million. This estimate did not include defense costs,
liability for an additional 30,000 claims purportedly existing at December 31,
2002, or costs for future claims. This information was reported in the Company's
Annual Report on Form 10-K for 2002.

In late 2002, Congoleum began exploring the feasibility of resolving its
asbestos liabilities through a settlement of all claims followed by a
prepackaged bankruptcy filing that would bind future as well as current
claimants. In January 2003, Congoleum decided to proceed with this strategy, and
on April 10, 2003 (prior to finalizing its 2002 financial statements), Congoleum
entered into the Claimant Agreement. The Claimant Agreement established
settlement parameters (values by disease category and documentation
requirements) for all outstanding asbestos bodily injury claims against
Congoleum. Holders of over 100,000 claims applied to participate in the
settlement and their claims were reviewed, of which 79,630 claims were validated
and a settlement agreement was reached for a total of $466 million. Congoleum
also reached a settlement agreement covering approximately 100 claims prior to
the Claimant Agreement, where such claims were trial imminent, for a total of
$25 million. This combined $491 million liability (the "Settlements Liability")
has been disclosed in Congoleum's financial statement footnotes since 2003.
Under the terms of these agreements, based upon legal decisions to date, the
settling claimants limited their recourse for the Settlements Liability to
Congoleum's insurance proceeds.

During 2005, the Bankruptcy Court disallowed approximately 580 claims totaling
approximately $4.3 million. On September 30, 2005, the Bankruptcy Court entered
a Consent Order between the Debtor and Campbell Cherry Davis & Dove in which
Campbell Cherry agreed on behalf of certain of its clients to withdraw certain
claims that had previously been approved under the Claimant Agreement and to
forbear from exercising all rights under the Claimant Agreement with respect to
such claims. The Consent Order related to claims with an approximate dollar
value of $6.5 million. We did not consider these events material to the overall
amount of the Settlements Liability.

The Bankruptcy Court determined in early 2007 that "confirmation of a plan that in any way recognizes those pre-petition security interests [contained in the Claimant Agreement and related documents] is not permissible". Moreover, in May 2007, the judge presiding over Congoleum's insurance coverage litigation ruled "the Claimant Agreement is an unreasonable agreement, not made in good faith" and Congoleum's insurers "have no coverage obligations for the Claimant Agreement under New Jersey law". However, neither of these rulings nullified the Claimant Agreement itself. Litigation over the Claimant Agreement and Settlements Liability continues, and we are unable to estimate what ultimate liability may result from a negotiated settlement or judicial determination of these amounts.

With respect to claims by claimants whose claims were not determined under the Claimant Agreement, but were tabulated under the Fourth Plan, we have reported in the Annual Report: "As a result of tabulating ballots on the Fourth Plan, the Company is also aware of claims by claimants whose claims were not determined under the Claimant Agreement but who have submitted 33,000 claims with a value of approximately $512 million based on the settlement values applicable in the Sixth Plan." While we believe it important to disclose this to indicate that there could be significant asbestos liability claims beyond those covered by the Claimant Agreement, we do not believe the information available to us with respect to these additional claims would allow us to develop a reasonable estimate in accordance with FAS 5 of the probable amount at which any claims outside the Claimant Agreement could be settled. These claims have not been reviewed for validity of disease classification, medical evidence, product exposure or other factors, nor have the settlement values that will be applied to them been determined. Furthermore, the disease mix of this claims group, compared to the Claimant Agreement claims population, is heavily skewed towards the maximum dollar claims, suggesting, despite clear voting instructions, many claimants may have simply checked the highest dollar box without reading and/or understanding the eligibility requirements.

There have hardly been any asbestos claims asserted since the Fourth Plan tabulation as of the most recent reporting date. Because of Congoleum's bankruptcy filing, asbestos claim litigation against Congoleum is stayed and claimants are no longer asserting claims against the Company (although an occasional claim may be asserted by mistake) but presumably are waiting until a trust is formed upon confirmation of a plan, at which time they will likely present their claim to the trust. Under the procedures for voting on a bankruptcy plan, claims are valued when tabulated, which is how we obtained the $512 million figure. However, we have not solicited a plan more recently and therefore have no basis for estimating what additional unasserted claims may currently exist or what the related liability may be. Further, as indicated above, the expected creation of a 524(g) Plan Trust indicates that the only recourse for prior and future claimants will be against the assets (including any outstanding claims against the insurance companies) placed in the Plan Trust.

We also have not attempted to estimate, for financial statement purposes, unasserted future claims. While expert estimates of current and future liabilities have been prepared for litigation purposes, the estimates are both wide ranging and hotly disputed. Bankruptcy and New Jersey State Court admitted expert witnesses have testified to estimates of future claims (beyond claims under the Claimant Agreement) with present values ranging from $40 million to $1.4 billion. Furthermore, the bankruptcy has disrupted the claim history and development that previously provided the basis for liability estimates.

In summary, we believe our disclosure of the $491 million in Settlement Liabilities and the $512 million of claims tabulated under the Fourth Plan sufficiently conveys the general magnitude of Congoleum's asbestos problems, and we do not believe developing further estimates, which would be highly speculative by necessity, and in any event would only be settled by the assets (including any outstanding claims against the insurance companies) that would be placed in the Plan Trust upon plan confirmation, would further enhance a financial statement reader's understanding of our situation.

2.   TELL US WHAT EFFORTS YOU HAVE MADE TO ESTIMATE THE ENTIRE GROSS AMOUNT OF INSURANCE RECOVERIES YOU (OR EVENTUALLY THE TRUST) EXPECT TO RECEIVE FROM THIRD PARTIES. PROVIDE US WITH A BREAKDOWN OF THE TOTAL AGREED SETTLEMENTS UP TO THE DATE OF YOUR MOST RECENT REPORTED PERIOD. ADDRESS AND QUANTIFY ANY AND ALL DISPUTED AMOUNTS. TELL US WHO THE THIRD PARTY IS THE AMOUNT CONTESTED AND THE UNCERTAINTIES INVOLVED IN THE SETTLEMENTS.

As with the asbestos liabilities, the amount of insurance recoveries that may eventually be received by the Plan Trust is subject to tremendous uncertainty. While informal estimates of the recoveries have been discussed in mediation, these estimates are highly speculative and subject to numerous uncertainties.

We purchased insurance policies from 1955 to 1986 with approximately $1.3 billion of insurance limits applicable to our asbestos liabilities, of which $986 million is with currently solvent insurance carriers. Every single insurance carrier vigorously disputed their coverage obligations under these policies. Following is a summary of agreed settlements and unsettled (i.e. still disputed) coverage (dollars in millions):

Settled	Limits	Nominal Settlement
AIG	$ 114.0	$ 103.4
Travelers	154.0	25.0
Mt. McKinley/Everest	94.0	21.5
Equitas	48.0	19.5
Century	181.0	17.0
Liberty	13.0	15.4
Federal	10.0	2.1
Turegum	1.6	1.4
Fireman's	10.0	1.0
Solvent/Sphere		
	625.6	206.2
Unsettled		
American et. al.*	112.0	
CNA	104.0	
One Beacon	55.0	
Hartford	51.0	
Wausau	27.0	
Non-settled London	8.7	
Winterthur	2.8	
PLIGA		
	360.4	
Total	$ 986.0	

* American Centennial and Re, MMO, Old Republic, TIG, US Fire, Westport

It should be noted that all the foregoing settlements, other than a portion of the Liberty proceeds, are subject to temporal, Plan-related, and other conditions to payment that may not be satisfied and therefore may not be consummated. If the Company is unable to confirm a plan of reorganization with Section 524(g) protection, the settlements would also terminate. Furthermore, AIG and Equitas have the right to terminate their settlements at will because Congoleum did not have a plan confirmed by the deadline specified in the respective settlement agreements, and AIG or Equitas may seek to renegotiate the settlement at a lower amount.

There have been extensive disputes with the insurance carriers over their coverage obligations (see table above). It is difficult to quantify these disputes other than to say Congoleum's position is that it is owed the policy limits and each insurer's position is that they do not owe any coverage. Once these coverage disputes have been resolved and reduced to a settlement agreement between the insurer and Congoleum, the settlement agreement has been submitted to the Bankruptcy Court for approval, at which time other insurers and the Future Claimants' Representative have objected to certain settlements. These third party objections to the settlements, which cannot be quantified (except perhaps by comparison of the settlement amount to the policy limits), have all been resolved other than with respect to the Travelers settlement, where the Bankruptcy Court sustained the objection and did not approve the settlement. Congoleum and Travelers are appealing that decision.

3.   WE NOTE THAT YOU BELIEVE THAT THE MOST MEANINGFUL MEASURE OF YOUR PROBABLE LOSS IS THE AMOUNT YOU WILL HAVE TO CONTRIBUTE TO THE PLAN TRUST PLUS THE COST TO EFFECT YOUR REORGANIZATION. PLEASE PROVIDE US WITH A COMPREHENSIVE ANALYSIS ADDRESSING ALTERNATIVE METHODS OF ACCOUNTING. IN PARTICULAR, EXPLAIN TO US WHY, IN THE ABSENCE OF AN APPROVED PLAN OF REORGANIZATION, YOU HAVE NOT RECORDED YOUR BEST ESTIMATE OF THE GROSS LIABILITY RELATED TO ASBESTOS OBLIGATIONS AND THE GROSS PROBABLE RECOVERIES FROM THIRD PARTIES.

Our accounting method reflects the fact that prior to entering bankruptcy, we reached a contractual settlement (the Claimant Agreement) with representatives for a substantial majority of claimants with claims against Congoleum. The Claimant Agreement and related documents provided that Congoleum would contribute its disputed and uncertain insurance assets, together with a contribution from the Company, to a trust that would assume all liability for Congoleum's current and future asbestos claims pursuant to section 524(g) of the Bankruptcy Code. Because we were negotiating with representatives for a substantial majority of the asbestos claims against Congoleum, we believed it was highly probable that we could obtain the requisite affirmative vote by 75% of the claimants to effect this settlement through a confirmed reorganization plan. We further believed that, given this structure, attempting to estimate the liabilities that the Plan Trust would assume, or the insurance assets that the Plan Trust might ultimately recover, was neither possible nor useful to financial statement readers. We did, however, record an estimate of the liability for costs to complete effectiveness of this settlement through the reorganization process.

We did consider whether we should record a gross liability for probable and reasonably estimable asbestos claims, as well as an asset for probable and reasonably estimable insurance recoveries. However, in concluding that the Company's current accounting policy was the most appropriate in the circumstance, we considered that the Claimant Agreement was entered into prior to our bankruptcy filing and, as confirmed by judicial decision, provides that the participants in that agreement could only look to the assets that would be placed in the Plan Trust, which assets would be outside the control of the Company. Although a plan of reorganization was not, and to date has not been, confirmed, the Company has considered the bankruptcy process as a vehicle to operationalize the Claimant Agreement or otherwise achieve a global settlement of all asbestos claims, rather than a process whereby the exposure to the Company would be ultimately determined.

The Company does believe any asbestos claims that are not covered by the Claimant Agreement are currently required to be reflected on the Company's balance sheet. Paragraph 24 of SOP 90-7, states in part, "Pre-petition liabilities, including claims that become known after a petition is filed, should be reported on the basis of the expected amount of the allowed claims in accordance with FASB Statement No. 5...", and that "...Claims not subject to reasonable estimation should be disclosed in the notes to the financial statements based on the provisions of FASB Statement No. 5. Once these claims satisfy the accrual provisions of FASB Statement No. 5, they should be recorded in the accounts in accordance with the first sentence of this paragraph". As discussed in our responses to the first and second comments above, the Company does not believe that it has adequate information to develop a FAS 5 estimate of potential exposure beyond what was included in the Claimant Agreement, or the amount of insurance proceeds, if any, that would be available to satisfy those claims. Accordingly, the potential exposure beyond what was included in the Claimant Agreement has been disclosed.

In addition to the above, the Company considered that, after plan confirmation it is probable that any future claimants also would only have recourse against any assets (including any outstanding claims against the insurance companies) placed in the Trust. As a result, the Company concluded that the current accounting policy both reflected the substance of the situation as well as resulted in the recording of the probable and reasonably estimable ultimate liability to the Company.

The Company has continued to reassess its current accounting policy throughout the period that it has been operating in bankruptcy to ensure that it remains appropriate. Notwithstanding the submission of numerous amendments to the plan of reorganization and the existence of litigation with respect to the various agreements, throughout this process the basic terms of the Claimant Agreement have not changed as they relate to the Company--that is, the exposure to the Company, as confirmed by judicial decision, would be its required contribution to the Trust and the only recourse the claimants would have is to the assets that will be placed in the Plan Trust. While the Bankruptcy Court determined on July 9, 2007 that the liens granted to claimants in connection with the various agreements were not perfected, and the Company is continuing to pursue other causes of action in an adversary proceeding, we do not believe this litigation alters the appropriate accounting treatment.

4. NOTWITHSTANDING THE ABOVE COMMENT, AS OF DECEMBER 31, 2006 AND MARCH 31, 2007, TELL US, BASED ON YOUR CURRENT ACCOUNTING, YOUR ESTIMATE OF THE AMOUNT YOU WILL HAVE TO CONTRIBUTE TO THE PLAN TRUST PLUS THE COST TO EFFECT YOUR REORGANIZATION. EXPLAIN TO US THE ASSUMPTIONS USED TO DEVELOP SUCH AMOUNTS, AND PROVIDE SUPPORT.

Based on recent discussions with creditors and as reflected in a plan filed by the Future Claimants' Representative on July 3, 2007, we currently expect the Company will contribute 50.1% of its post-reorganization equity to the Plan Trust, together with its pre-1986 insurance coverage assets. There is no longer an expectation that the Company will contribute cash or a note (other than proceeds of insurance settlements).

As of March 31, 2007, we estimated the Company would spend an additional $22.5 million in costs to effect the reorganization (including related litigation). The amount was not materially different at December 31, 2006 (other than spending during the first quarter of 2007). The Company also believes that its obligation to pay past accrued interest on its 8 5/8% Senior Notes, which amounted to $36 million at March 31, 2007 will be forgiven pursuant to the terms of its plan.

A financial presentation given to the Company's official committees of creditors, which provides detailed support and documents the assumptions, is attached to this letter.

5.   TELL US WHY YOU HAVE RETAINED AS A RECEIVABLE TO $21.8 MILLION IN [COVERAGE COST RECEIVABLE] AND CLAIMS PROCESSING FEES, IF THE LATEST SUBMITTED PLAN OF REORGANIZATION WOULD NOT CONTEMPLATE RECOVERY OF SUCH AMOUNTS.

The receivable represents insurance coverage litigation costs and claims processing fees that are recoverable by Congoleum under the Claimant Agreement and related documents entered into prior to the original bankruptcy filing. During 2005 and 2006, the Company collected $9.8 million from an insurance carrier for such costs and management continues to pursue settlements with other insurance carriers.

During negotiations related to the Ninth and Tenth Plans, asbestos claimants raised objections to having the Plan Trust reimburse coverage litigation costs when such reimbursement would then enable the Company to pay its bondholders in full including accrued interest. Under the most recent Company-proposed reorganization plan, Congoleum would not have been entitled to recover further coverage litigation costs. However, Congoleum would also not have been required to pay interest on its outstanding bonds. As discussed above, the Bankruptcy Court ruled that the Tenth Plan was not confirmable, and the amount of coverage cost reimbursement versus forgiveness of accrued interest remains subject to further negotiation by the asbestos claimant representatives and the bondholder representatives. Accordingly, the Company believes it continues to have a valid recoverable receivable for coverage litigation costs. The Company will continue to re-evaluate the recoverability of this receivable as the bankruptcy proceedings continue. If at some point during the bankruptcy process it becomes probable that the Company will no longer recover some or all of this receivable, then the Company will take an appropriate charge in that period.

6.   NOTWITHSTANDING YOUR ACCOUNTING FOR THIS OBLIGATION, AND CONSIDERING THE ABSENCE OF AN APPROVED PLAN OF REORGANIZATION, TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO APPROPRIATE DISCLOSURES RELATED TO ASBESTOS LIABILITIES. IN PARTICULAR, THOSE REQUIRED BY SFAS 5 AND STAFF ACCOUNTING BULLETIN 5:Y.

      STAFF ACCOUNTING BULLETIN 5:Y WAS ISSUED TO PROVIDE OUR INTERPRETATION OF CURRENT ACCOUNTING LITERATURE AND DISCLOSURE REQUIREMENTS AND SERVE AS GUIDANCE FOR PUBLIC COMPANIES IN THEIR DISCLOSURES REGARDING CONTINGENT LIABILITIES.

IN THAT SAB, WE CLEARLY STATE THAT WE BELIEVE THAT ASBESTOS LIABILITIES
TYPICALLY ARE OF SUCH SIGNIFICANCE THAT DETAILED DISCLOSURES REGARDING
JUDGMENTS AND ASSUMPTIONS UNDERLYING THE RECOGNITION AND MEASUREMENT OF
THE LIABILITIES ARE NECESSARY TO PREVENT THE FINANCIAL STATEMENTS FROM
BEING UNCLEAR AND TO INFORM READERS FULLY REGARDING THE RANGE OF
REASONABLY POSSIBLE OUTCOMES THAT COULD HAVE A MATERIAL EFFECT ON A
REGISTRANT'S FINANCIAL CONDITION, RESULTS OF OPERATIONS, OR LIQUIDITY.

AMONG THE DISCLOSURES CALLED FOR IN THE SAB ARE AS FOLLOWS:

o　　　CIRCUMSTANCES AFFECTING THE RELIABILITY AND PRECISION OF LOSS
　　　　ESTIMATES;

o　　　THE EXTENT TO WHICH UNASSERTED CLAIMS ARE REFLECTED IN ANY ACCRUAL
　　　　OR MAY AFFECT THE MAGNITUDE OF THE CONTINGENCY;

Note 17 includes information on claims settled under the Claimant
Agreement and the potential magnitude of claims that voted on the Fourth
Plan. Liability for unasserted "future" claims will be assumed by the Plan
Trust, which is also explained in Note 17.

o　　　WHETHER, AND TO WHAT EXTENT, LOSSES MAY BE RECOVERABLE FROM THIRD
　　　　PARTIES;

o　　　UNCERTAINTIES REGARDING THE LEGAL SUFFICIENCY OF INSURANCE CLAIMS OR
　　　　SOLVENCY OF INSURANCE CARRIERS;

Note 17 includes five pages of disclosure describing the total insurance
coverage potentially available (in excess of $1 billion), the legal
arguments being heard in the insurance coverage litigation and the
detailed status of those proceedings, and the terms of each insurance
settlement reached to date.

o　　　THE TIMING OF PAYMENTS OF ACCRUED AND UNRECOGNIZED AMOUNTS;

o　　　THE MATERIAL COMPONENTS OF THE ACCRUALS AND SIGNIFICANT ASSUMPTIONS
　　　　UNDERLYING ESTIMATES;

Note 17 includes a tabular presentation under the heading "Amounts
Recorded in Financial Statements" that provides detail on the amounts
recorded in the financial statements and components of change in each
reporting period.

We also discuss the assumptions and status with respect to the material
components, which are the coverage costs and the reorganization costs.

o　　　THE TOTAL CLAIMS PENDING AT EACH BALANCE SHEET DATE;

o   THE NUMBER OF CLAIMS FILED FOR EACH PERIOD PRESENTED;

o   THE NUMBER OF CLAIMS DISMISSED;

o   THE NUMBER OF CLAIMS SETTLED;

o   THE NUMBER OF CLAIMS OTHERWISE RESOLVED;

o   THE AVERAGE COSTS PER SETTLED CLAIM;

Due to the bankruptcy, litigation by asbestos claimants has been stayed since 2003. As a result, individual claims are not being presented, settled, dismissed, or otherwise resolved and we are not incurring costs to administer or litigate individual claims. While we provided this information in our 10-K's for 2002 and 2003, we discontinued the disclosure in 2004 because claims activity ceased. We believe these disclosure practices are consistent with other companies in bankruptcy due to asbestos claims.

We provide the following disclosure in Note 17 to inform the reader of the claims against the Company:

"In 2003, the Company was one of many defendants in approximately 22 thousand pending lawsuits (including workers' compensation cases) involving approximately 106 thousand individuals, alleging personal injury or death from exposure to asbestos or asbestos-containing products. Claims involving approximately 80 thousand individuals were settled pursuant to the Claimant Agreement and litigation related to unsettled or new claims is presently stayed by the Bankruptcy Code. The Company expects unsettled and future claims to be handled in accordance with the terms of a plan of reorganization and a Plan Trust."

We also disclose in tabular form our costs for the reorganization and for the insurance coverage litigation, which we believe are the information relevant to the financial statement reader.

o   THE TOTAL DAMAGES ALLEGED AT EACH BALANCE SHEET DATE (REG. S-K, ITEM
     103);

We believe this is covered by the following paragraph of Note 17:

"Under the terms of the Claimant Agreement, the Company's claims processing agent processed 79,630 claims meeting the requirements of the Claimant Agreement with a settlement value in excess of $466 million. In addition, Pre-Existing Settlement Agreements and Trial-Listed Settlement Agreements with claims secured by the Collateral Trust total approximately $25 million. As a result of tabulating ballots on its Fourth Plan, the Company is also aware of claims by claimants whose claims were not determined under the Claimant Agreement but who have submitted claims with a value of approximately $512 million based on the settlement values applicable in the Sixth Plan."

o   THE AGGREGATE SETTLEMENT COSTS TO DATE;

o   THE AGGREGATE COSTS OF ADMINISTERING AND LITIGATING THE CLAIMS.

When the Company was settling claims in the tort system, it disclosed this information in its 10-K. For example, the 2002 10-K reported:

"As of December 31, 2002, the Company has incurred defense and indemnity costs aggregating $47 million, to resolve asbestos-related claims involving over 33,700 claimants, substantially all of which amount has been paid by the Company's insurance carriers or by assignments of future insurance recoveries."

And provided the following tabular disclosure:

"The following table sets forth amounts paid in 2002 and 2001 to defend and settle claims:

| | (in millions) Year Ended December 31, | |
	2002	2001
Indemnity costs paid by the Company's insurance carriers	$ 1.3	$ 2.1
Indemnity costs paid by the Company	2.7	--
Defense costs paid by the Company	1.4	--
Indemnity settled with insurance proceeds assignment	14.4	--

The Company's primary insurance carriers paid defense costs in addition to the above amounts through August 2002. Such amounts were not reported to the Company by year of payment, and have not been included in the table."

However, the Company discontinued these disclosures after 2003 because resolution of asbestos claims through bankruptcy, which is accomplished through the trust mechanism provided under the Bankruptcy Code, is fundamentally different from resolution in the tort system, where claims are generally litigated or settled on a case by case basis. We therefore modified our disclosures accordingly to inform the reader about the liquidated value of claims that are expected to be submitted to the Plan Trust, which is covered by disclosures related to the Claimant Agreement and the additional claims voting on the Fourth Plan.

FOR EACH OF THE ABOVE ISSUES, YOU SHOULD DISTINGUISH BETWEEN THOSE WITHIN THE SETTLEMENT AND THOSE OUTSIDE THE SETTLEMENT, AND THOSE RELATED TO UNASSERTED CLAIMS. PLEASE PROVIDE US WITH YOUR ANALYSIS OF THE ABOVE DISCLOSURES INCLUDING ANY PROPOSED CHANGES TO YOUR CURRENT DISCLOSURES.

In summary, the Company has continued to evaluate its asbestos related disclosures as it transitioned from pre-bankruptcy to bankruptcy status, and provided disclosures it believed were the most meaningful and appropriate to financial statement readers under the circumstances at each reporting date.

As requested by the Staff, the Company acknowledges that:

1.   The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

2.   Staff comments or changes to disclosure in response to Staff comments to the Company's filings with the Securities and Exchange Commission do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

3.   The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at: 781-237-6655.

Sincerely,

Congoleum Corporation

/s/ Howard N. Feist

Howard N. Feist
Chief Financial Officer

Cc: Securities and Exchange Commission
      John Hartz